UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: October 17, 2016

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Announces Appointment of Independent Director and Chairman of the Compensation

Committee of the Board

HANGZHOU, China, Oct. 17, 2016 /PRNewswire/ — Hailiang Education Group Inc. (HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced, effective immediately, the election of Mr. Xiaofeng Cheng as independent director and chairman of the Compensation Committee of the Company’s board of directors (the “Board”).

Mr. Cheng replaces Mr. Xiaohua Gu, as chairman of the Compensation Committee of the Board. Mr. Gu will continue to serve in his role as chairman of the Corporate Governance and Nominating Committee of the Board.

Mr. Cheng currently serves as a partner at Jingtian & Gongcheng law firm in Beijing, a position he has held since July 2012. Previously, Mr. Cheng served in various positions at several international law firms including, King & Wood Mallesons LLP from May 2010 to June 2012, Allen & Overy LLP from September 2008 to May 2010, Cadwalader, Wickersham & Taft LLP from November 2007 to September 2008, and Hunton & Williams LLP from July 2005 to October 2007. In addition, Mr. Cheng has served as adjunct professor at Peking University Law School since September 2011. Mr. Cheng received his master’s degree in Law from Columbia University in 2003, master’s degree in Criminology from University of South Florida in 2002 and bachelor degrees in both Law and Economics from Peking University in 1999.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, said, “I am very pleased to welcome Mr. Cheng to our Board. Mr. Cheng has extensive experience in mergers and acquisitions and working with the capital markets. As we continue to grow our business and strengthen our leadership position in China’s private education market, we are confident his broad expertise and background will bring additional value to our Company.”

About Hailiang Education

Founded in 1995, Hailiang Education operates three centrally managed schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus in Zhuji city, was opened in September 2015 and represents Hailiang Education’s commitments in delivering comprehensive and high quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-levels courses in the United Kingdom and the SAT courses in the United States.

For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Mr. Bo Lyu

T: +86 575 8706-9788

ir@hailiangeducation.com

Ms. Emilie Wu

The Piacente Group

T: +86 10 6535-0148

hailiang@tpg-ir.com

Mr. Alan Wang

The Piacente Group

T: +1 212 481-2050

hailiang@tpg-ir.com